October 29, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington D.C.

RE:	Registration Statement on Form S-1

Filed October 29, 2018

File No. 333-228042

Dear Madam or Sir,

Thank you for your letter dated August 29, 2019. To make our response convenient to read we’ve placed your comments in blue italics and then responded directly below.

We have reviewed your revised disclosure, including your removal of references to the issuance of a digital token, and your response to prior comment 1. We continue to believe that the gold program offered through the Coro mobile application will involve the offer and sale of securities under the Securities Act of 1933.

The goal of this letter is to address your questions and concerns and achieve a clear understanding of Coro and the details of its operating model. Regarding your comment above we regret that previously we had not been effective in communicating the Coro process and the direct ownership of physical gold by Coro’s users. We do not believe that Coro’s business model and operations will involve the offer and sale of securities under the Securities Act for the reasons set forth in this letter. As a reminder Coro is not a token, crypto currency, or digital asset. Coro is a global money transmission business that allows its users to send, receive, and exchange currencies including physical gold. One of Coro’s distinguishing features is the use of a distributed ledger to accurately maintain transaction records for its customers and custodians.

Because Coro is in the money transmission business, we view the transmission of gold as just another form of currency. The Securities Exchange Act of 1934 explicitly exempts “currency” from the definition of “security.” Federal legal tender laws, as well as state legal tender laws passed within the last decade have confirmed that gold is a currency.

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With this discussion we aim to concretely demonstrate to the SEC that, even if it were to set aside the legal foundation of gold as currency, Coro’s activity with gold is as a commodity not as a security.

We appreciate that in your response you have identified various forms of gold ownership, some of which are very clearly a security. To help better illustrate and explain when gold ownership becomes a security, we created the attached Methods of Gold Ownership infographic, attached as Exhibit A. The staff’s comments have focused on whether Coro’s customers own allocated or unallocated gold. To be very clear Coro’s users will own their gold directly on an allocated basis.

We invite your attention to the three red dots on the left of our infographic that identifies securities. The three methods of gold ownership represented by these red dots all have a commonality that makes them a security regardless of whether the gold is unallocated or allocated. That common feature is a legal entity structure, such as a trust or corporation, that sits as an intermediary ownership vehicle between customers and the gold. Beneficial interests in a trust or shares in a corporation are clearly the domain of securities laws. In fact, one of the largest exchange traded funds in the world, the SPDR Gold Trust is a perfect example of just such a trust structure and is appropriately regulated as a security. Coro does not use any intermediary legal entity structure.

If we remove intermediary legal entity structures, the analysis then centers on the three methods of ownership commonly used throughout the commodity industry. Working from left to right on our infographic we stop on the orange dot, which is ownership of unallocated gold. The World Gold Council describes unallocated gold as follows: “A customer with an unallocated account is an unsecured creditor of the bullion bank or gold dealer.” Unallocated gold is generally not a security because it presents a claim on gold rather than direct ownership. The SEC understandably needs to examine any unallocated gold business to see if other aspects of the business may involve securities related activity. Coro’s users do not own unallocated gold.

Moving further to the right as we look at the green dots, gold ownership becomes very straightforward. The first two green dots represent direct gold ownership with a gold vaulting custodian. Ownership is through “bailment”. Bailment provides that the gold custodian vault contractually acts as bailor on behalf of the customer as bailee. Coro users have direct ownership of their allocated gold. This is substantiated contractually through bailment with the gold vault custodian. Bailment is the act of placing property in the custody and control of another, by an agreement in which the holder (bailee) is responsible for the safekeeping and return of the property. In bailment law, ownership and possession of the gold are split and they unify at the moment of delivery. Coro’s users have a bailor/bailee relationship with the gold vault custodian for the storage of their physical gold. Coro users (bailors) have ownership of the gold and the gold vault custodian (bailee) has authorized possession of the gold.

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We next direct your attention to distinguish between segregated gold custody and allocated gold custody. If a customer has a unique rare gold coin from the Roman empire they wish to store in a vault, they would want it segregated. Segregation would insure that upon withdrawal, they would receive the exact same rare gold coin. The use of segregated gold custody is usually for gold collectibles that have price premiums above the price of gold, the commodity.

Alternatively, allocated gold is the custody of physical gold that is identical in purity and weight. The value of physical gold only depends on two factors, its purity and weight. Customers are indifferent as to whether the specific gold bar they purchased is the exact same bar they withdraw. The entire commodities industry from oil storage in tankers to grain storage in grain silos operates on the same operational principle without creating a security. The condition of bailment applies whether gold is segregated or allocated. Allocated gold simply gives the vault custodian the legal right of substitution of gold, having the same weight and purity.

Through Coro’s services, users own their gold directly on a fully allocated basis. Since there is no legal entity intermediary there is no investment program or offering of investment contracts.

In this regard, we note that the gold program, as revised, appears to involve the offer and sale of an investment contract under which users will be able to purchase interests in an unallocated pool of gold.

Coro users do not enter into an investment contract or any other agreement with Coro, other than a standard user agreement for use of the app. Coro users enter into a bailment agreement with the gold vault custodian and have direct ownership of their gold which is fully allocated.

Coro does not engage in the offer and sale of an investment contract according to SEC v. W.J. Howey Co. Coro users will be able to purchase allocated gold which is direct ownership. Coro users do not buy an abstract “interest” or any financial instrument. Coro users purchase actual physical gold and establish a “bailor/bailee” relationship with the custodian of the gold.

According to gold industry practice, “allocated” bullion means gold physically held in secure storage and with direct ownership by the customer. Specific bars are allocated for customers and the custodian itemizes those bars on a formal bar list. The customer is not exposed to financial risk of loss by Coro because the customer owns the gold directly.

In contrast, “unallocated” gold means that no specific bars are set aside and the client is in fact owed metal by the bank, refinery or trading company providing the service. This exposes the client to financial counterparty risk because the unallocated gold is a liability on the balance sheet of the gold dealer or bank. If those companies went bankrupt the clients would be creditors.

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Coro users only buy allocated gold with direct ownership. Gold bars are allocated for Coro users inside independent custody vaults. The gold belongs to the users and is their absolute property. This is evidenced by:

●	Customer gold is neither an asset nor liability on Coro’s balance sheet;
●	The gold vaulting custody agreement is under bailment;
●	Payment of a custody fee (which has previously been decisive in proving the bailor/bailee relationship in law);
●	User’s gold in custody is fully insured for theft or loss (Lloyds)[
●	Full allocation of Coro users’ property is documented each day by daily reconciliation and verified by the monthly custodial audit and quarterly independent 3rd-party audit;
●	All transactions and users’ balances are recorded on a distributed ledger which improves transparency and security; and
●	Coro users can monitor the total weight of gold they own on the Coro mobile app in real time.

The facts we noted in prior comment 1 do not appear to have materially changed, other than the fact you have removed references to the digital token.

Since Hash Labs initially filed the S-1 in October 2018, the first filing of this S1 about a year ago, Coro’s business model as well as its processes and the functionalities of the mobile app were dramatically transformed, as further described herein. Making such changes required multiple interventions at the technical, operational and legal levels.

However, this does not appear to change the investment contract analysis as the interests in the gold program continue to be essentially fungible and transferable.

Fungibility and transferability are found in certain securities, but they are also fundamental characteristics of both money and commodities. For the reasons set forth herein, we believe gold purchased, sold or transferred through Coro is not a security.

Moreover, the fact that you intend to operate a money transmission business does not change the investment contract analysis because money transmission businesses can offer and sell securities.

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Coro operates as a licensed money transmitter which does affect the legal analysis. The Gary Plastic and Marine Bank holdings case specifically discuss “overlapping laws” and “risk of loss” when there is a gap in laws that leave the consumer unprotected. Our existing Federal and State regulatory oversight as a money transmitter provides ample consumer protection, as further discussed in our legal analysis below.

If you disagree with our conclusion, please provide us with a detailed legal analysis explaining your position. Your analysis should include a detailed description of the operation of the gold program, including the specific rights users have with respect to the pool of gold.

We believe that your conclusion is partly a result of us failing to effectively distinguish how Coro’s customers have direct ownership of allocated physical gold. We are summarizing below the points most relevant to our discussion:

Legal rights

Coro users have direct ownership of their allocated gold. This is effected contractually through bailment with the vault custodian. Bailment is the act of placing property in the custody and control of another, by an agreement in which the holder (bailee) is responsible for the safekeeping and return of the property. In bailment law, ownership and possession of the gold are split and they merge at the moment of delivery. Coro’s users have a bailor/bailee relationship with the custodian for the storage of their physical gold. Coro users (bailors) have ownership of the gold and the gold vault custodian (bailee) has authorized possession of the gold.

Parties to the transaction

Gold dealer
Gold vaulting custodian

Bank custodian
Coro - money transmitter/gold agent
Users - Individuals using the Coro app to exchange and transmit dollars and gold

Process

-	Coro operates as a licensed money transmitter company by allowing users of its mobile app to send and receive monetary value in two formats: U.S. dollars (USD) and physical gold.

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-	Both sender and receiver must enroll and complete an AML/KYC process to become users of the Coro app. A sender must first fund their USD account by transferring funds from their personal bank account to Coro’s custodial bank account via ACH.
-	To send USD, a user transmits from within the app to any other users of the Coro app.
-	To send gold, a user first exchanges USD held in its Coro account into gold. The user can then send gold via the mobile app to other Coro users. Coro has contracted a gold dealer to provide gold to Coro users. When users exchange USD into gold, the gold dealer delivers the purchased amount of gold to an insured gold vaulting custodian. The corresponding USD is transmitted from the Coro custodial bank account to the gold dealer. When funds are received by the gold dealer, Coro users acquire title to the asset.
-	Coro has arranged physical custody of the gold with an insured gold vault custodian. Coro manages administration and record keeping for transactions performed through the Coro app. Coro users and the gold vaulting custodian also have identical sets of the records so that in the event Coro were to cease operations for any reason there is clear title documentation for Coro users to arrange delivery of their gold from the gold vaulting custodian.
-	Coro acts as agent for the user in the purchase, sale and custody of the gold.
-	Physical gold purchased from the gold dealer and held by the gold vaulting custodian is a custodial asset for the user’s benefit in a “bailor / bailee” relationship. The Coro user (bailor) has ownership of the gold and the gold vaulting custodian (bailee) has authorized physical possession of the gold on the bailor’s behalf.
-	If a user decides to withdraw gold, it sends an order to the gold dealer through the Coro app and gold is shipped to its residence.
-	If a user decides to exchange gold into USD, it sends an order to the gold dealer through the Coro app and the gold vaulting custodian moves the physical gold from the allocated gold custodial account to the gold dealer. At the same time, the gold dealer generates a USD transfer to the user via Coro’s USD custodial bank account.
-	Coro’s distributed ledger tracks and records the movements of gold and USD between the users and assures the integrity of the system. The Coro users’ gold ownership is recorded on the ledger, guaranteeing that the users account information is protected and always available to them and the gold vaulting custodian.

Your analysis also should compare and, if applicable, distinguish the offering of interests in the gold program from other offerings of interests in gold programs registered under the Securities Act of 1933, such as the Vaulted Gold Bullion Trust with its issuance of Gold Deposit Receipts.

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The table below summarizes the most relevant differences between Coro’s money transmitter operations and the Vaulted Gold Bullion Trust’s offering of interests in a gold program:

	VGBT	Coro
Product	6 classes of paper-based instruments (Gold Deposit Receipt) backed by a pool of gold	Allocated and Segregated Physical Gold
Corporate Structure	Trust	Money Transmitter Company
Gold Transmission	N/A	Yes
USD Transmission	N/A	Yes
Relationship with Users	Trust/beneficiary relationship	Bailor/bailee relationship
Trustee	Bank of New York Mellon	N/A
Insurance	Trust does not insure its assets included the gold bullion held at the RCM	Gold in the custodian vault is fully insured
Risk of Loss	Risk of total loss of asset	No risk of loss of the underlying asset
Title	Title to a gold deposit receipt	Direct ownership of physical gold
Separated titles	Gold Deposit Receipts are separated from the gold held at the Mint	No receipts, No separation - direct ownership of the gold held in the gold custodian’s vault - Coro app displays amount of user’s gold owned and held in custody at the vault
User’s rights	Interest in a fraction of an undivided fixed quantity of an unencumbered, allocated pool of gold held at the mint	Direct ownership of allocated gold held at the gold custodian’s vault
Operations	Trust uses the proceeds of the issuance of Gold Deposit Receipts, net of fees, to purchase gold from Bank of Montreal in an amount that corresponds to the amount of Gold Deposit Receipts.	Coro acts as an agent for the Coro user by contracting a gold dealer as the provider of gold and a gold vaulting custodian for the safekeeping of the gold. The Coro app allows the exchange and transacting of gold on the app.
Legal status	Registered Security	Full legal ownership of physical gold
Accounting	Asset on Trust’s balance sheet	Asset off Coro’s balance sheet
Voting rights	Limited voting rights on the trust	N/A
On-site Auditability	No physical audit	Physical audit monthly Third-party physical audit (quarterly)
Storage Fees	No	Yes, paid by owner / user

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The comparison table below summarizes the most relevant comparisons of Coro’s business model with some of the major precious metal dealers operating in the USA:

	Coro	Bullion Vault	Gold Money	Apmex	Money Metal	Kitco	Gold Silver
Online Purchase	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Portal	Coro App	www.bullionvault.com	www.goldmoney.com	www.onegold.com	www.moneymetals.com	www.kitco.com	www.goldsilver.com
Allocated Physical Gold	Yes	Yes	Yes	Yes	Yes	Yes	Yes
.9999 Fine Gold	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Trust	No	No	No	No	No	No	No
Trustee	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bailor/bailee Relationship	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Direct Ownership	Yes	Yes	Yes	Yes	Yes	Yes	Yes
On-demand supplied quantity of allocated gold	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Vault Operator	Royal Canadian Mint	Brinks	Loomis/ Brinks	Citadel/ Brinks	Money Metal Depository	Royal Canadian Mint	Brinks
Risk of Loss of Underlying Asset	No	No	No	No	No	No	No
Insurance	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Receipt Separated from Gold Bullion	No	No	No	No	No	No	No
Dealer acts as an agent for the customer to purchase and custody gold	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Gold held on balance sheet	No	No	No	No	No	No	No
Voting rights	No	No	No	No	No	No	No
Gold Transmission	Yes	No	No	No	No	No	No
On-site Auditability	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Storage Fees	Yes	Yes	Yes	Yes	Yes	Yes	Yes
KYC/ AML monitoring	Yes	Yes	Yes	Yes	Yes	Yes	Yes
State MT License	Yes	No	No	No	No	No	No

Your analysis should continue to address Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).

Below is our legal analysis, updated to reflect our revised process to facilitate the understanding of our operations and our users’ rights under the User Agreement.

Very truly yours,

/s/ J. Mark Goode
J. Mark Goode
Chief Executive Officer

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ANALYSIS OF

GARY PLASTIC PACKAGING CORP. Vs MERRILL LYNCH, PIERCE FENNER & SMITH

Introduction

We believe, based on our analysis provided herein, that Coro’s business model substantially differs from how Merrill Lynch, Pierce Fenner & Smith (“ML”) marketed its CD program as described in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith case, (“Gary Plastic”). Coro is not an investment bank as ML was, nor a market maker as Money Market was, nor does Coro have the pretense of acting as such. Coro operates in the realm of the physical gold bullion trading, not the financial sector like ML. Coro is a money transmitter that has the unique feature of facilitating the exchange and transmission of gold as one of the currencies available to the users of its mobile application. As a money transmitter, Coro is regulated at the state level by money transmission regulations and at the federal level by US Treasury’s Money Services Business (MSB) regulations. Multiple states’ codes include “monetary value” in the definition of “money” for the purpose of regulating its transmission. In these states, gold transmission is treated and regulated exactly as the transmission of government-backed currency, including surety bond protection for assets in custody and anti-crime provisions. Coro is already registered as an MSB with the US Treasury Department and will be licensed in all 50 states by the time its mobile application is deployed nationwide.

We understand that the specific part of Coro’s business model where gold is the “currency” of the mobile application may make Coro’s services appear to be a gold investment program such as those usually offered by commercial banks or investment institutions and we have detailed below why in our opinion the securities laws that typically apply to such gold invest programs do not fit with Coro’s actual operations. We further note that the Coro mobile application does not rely on gold to function nor is gold an essential element of its operation since Coro is designed to exchange, send and receive multiple currencies and gold is just one of them.

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The Securities Act of 1933, or the 1933 Act and the Securities Exchange Act of 1934, or the 1934 Act, were designed to provide investors with material information and to protect the investing public from the sale of worthless securities through misrepresentation.

Two sections of these statutes are discussed in Gary Plastic:

1.	Section 5 of the 1933 Act prohibits the sale of a “security” unless a registration statement is in effect or there is an available exemption from such registration.

2.	Section 17(a) of the 1933 Act and Section 10(b) of the 1934 Act are the antifraud provisions of the securities acts, prohibiting the use of any scheme to obtain money by means of an untrue statement or omission to state a material fact or of any manipulative or deceptive device in connection with the purchase or sale of any “security.”

Hence, as a threshold matter, for these provisions to be applicable to any transaction such transactions must involve a “security.”

1.	Howey test

In SEC v. W.J. Howey Co., the Supreme Court stated: “[A]n investment contract ... means a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party....” 328 U.S. at 298-99, 66 S.Ct. at 1102-03.

In Gary Plastic, the certificates of deposit sold through the CD Program satisfy the Howey test for determining what constitutes an investment contract within the meaning of the Acts. Coro’s business model differs in multiple aspects from ML in the Gary Plastic case and does not satisfy any of the three prongs of the test.

First prong: Gary Plastic invested $1,200,000 in its CD purchases from a CD program well-advertised as an investment instrument. Coro does not market its money transmitting technology as an investment device nor is that the purpose of the product. Coro’s focus is the transmission of money value and the purchase of gold is ancillary to its transmission. Coro users purchase gold with direct ownership of an allocated and auditable quantity of physical gold, held on a shelf of a custodian’s insured vault facility. Coro users do not buy an abstract “interest” or a financial instrument. Coro users purchase actual physical gold and establish a “bailor/bailee” relationship with the custodian of the gold. There is no “investment”, but rather a purchase of physical goods. Title and possession merge at the time of delivery of the good. Bailment law protects the parties of the transaction during the time between the closing of the contract and the delivery of the good.

Second prong: by analyzing issuers, marketing the CDs, and creating a secondary market, Merrill Lynch was engaged in a common enterprise within the meaning of Howey. On the contrary, Coro provides the technology to exchange and transmit money like other financial technology enterprises such as Venmo, Transferwise, and CashApp. Coro users do not invest their money “in a common enterprise”. Coro does not participate in the creation of the good sold nor in the determination of its price. Coro is just a technology device to interface with the gold dealer and the gold vaulting custodian of the transacted chattel.

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Third prong: ML’s investors such as Gary Plastic expected profits derived solely from the efforts of ML and the banks. According to the Court, Gary Plastic’s investment in the CD Program was motivated by the expectation of a return of cash investment, and the satisfaction of this expectation depended on ML’s managerial and financial expertise. Coro users adopt the mobile app for its convenience and functionalities and Coro’s efforts are solely directed to provide its users with a superior customer experience in the effortless purchase, sale and transfer of physical gold. CDs sold by ML in its CD program were wholly different from an ordinary certificate of deposit and were created specifically for that scheme. Coro provides the technology for the user to interface with a gold dealer and a gold vaulting custodian to purchase, sell and store gold at global market determined prices.

ML’s customers relied on the skill and financial stability of ML for several reasons that deeply diverge from the underlying reasons that may lead users to join Coro mobile app:

a.	First, resale in the secondary market created and maintained by ML is crucial to the investor. If, for example, ML were to become insolvent and investors were unable to sell their CDs in the secondary market, they would lose two significant advantages: liquidity and capital appreciation. This does not happen with Coro. Coro does not create a secondary market because a robust global market for exchanging gold into US dollars already exists. Purchasers of gold are subject to exchange rate risk and this risk does not change whether they use Coro’s technology or not. Purchasers are not subject to any kind of penalty if the gold is exchanged back to dollars. In addition, in case Coro becomes insolvent, Coro’s customers do not lose access to the gold they own, since the physical gold is maintained in a gold custody vault that is insured and is not part of Coro’s balance sheet. Coro users will always be able to demonstrate ownership of the gold and exchange it back to dollars through the gold dealer or any other gold dealers.

b.	Second, the investor relied on ML’s implicit promise to maintain its marketing efforts. The success of the secondary market and the availability of CDs at competitive rates hinged on ML’s success in finding new buyers of CDs and developing strong working relationships with issuing banks. If ML were not an influential and well-known participant in the marketplace, the CD Program would not be viable. Here Coro’s marketing efforts are totally irrelevant since gold has a globally quoted exchange rate where it can be exchanged for U.S. dollars or other currencies. The gold purchased by Coro users and held in the gold custody is of identical quality and purity of international standards.

c.	Finally, investors relied on ML’s ongoing monitoring of the issuing banks. If an issuing bank becomes insolvent, the FDIC or FSLIC will pay the investor the principal due under the terms of the certificate of deposit. Under ML’s program, investors are buying something more than an individual certificate of deposit, they are buying an opportunity to participate in the CD Program and its secondary market. Further, they are paying for the guarantee that they may liquidate at a moment’s notice free from concern as to loss of income or capital, while waiting for FDIC or FSLIC insurance proceeds. Coro has no gold investment program and users of the mobile application do not rely on Coro for monitoring the gold dealers or gold exchange rates. Coro users know how much gold they own and where their gold is held in custody and they will not lose access independently from Coro’s efforts. Coro’s customers rely on the Media of Exchange not on the tool (Coro) used to exchange, send or receive them. Thus, there is a fundamental difference between the goals and expectations of ML’s customers and Coro users.

Gary Plastic’s decision to invest was made in reliance upon the efforts, knowledge and skill of Merrill Lynch. Coro’s users join the mobile application for money transmission and may or may not decide to exchange dollars for gold or vice versa. In case they do, their decision to exchange dollars for gold for investment purpose will depend on their own evaluation of the current market conditions or personal interests. Coro’s efforts, knowledge and skill may have provided the technology to facilitate the transaction, but it has NO influence on the conditions that may have led the user to decide to perform the transaction. There is no investment program and thus users do not buy into one.

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2.	Marine Bank

In Marine Bank v. Weaver, the Supreme Court added a further limiting requirement to the Howey test: for an instrument to be a security the investor must risk loss. The Court held that a conventional certificate of deposit was not a security under the federal securities acts because federal banking regulations and the FDIC eliminate all risk of loss to the investor. In Marine Bank, the reason for exempting certificates of deposit from the securities acts was to eliminate double coverage when banking laws and the securities acts overlap.

In Gary Plastic, the Court found that if the CDs sold through Merrill Lynch’s CD Program were not covered by the federal securities laws, a gap would exist in the regulatory scheme that would strip the investor of needed federal protection. The reasoning behind Gary Plastic is based on the application of anti-fraud protection that the law provides to consumers.

We believe that these principles of risk and loss and overlapping sets of laws as set forth in Marine Bank further support our position that federal securities laws do not apply to Coro’s services. Under Coro’s services, property insurance protects the gold in custody from theft or loss and states’ surety bonds protect consumers’ claims in case of fraud, wrongdoing or mistake. The specific protections provided by federal law for money services businesses and state law for money transmission transactions (e.g. security bond, net worth requirements, anti-financial crime provisions) protect consumers without any intervention of securities law and make involvement of Section 17 of the Act unnecessary.

The Court in Gary Plastic also noted that “Although courts should construe the statutes broadly, because they are remedial, they should keep in mind that to afford the securities laws too wide a reach over banking institutions could overburden that already extensively regulated industry.” Coro Corp., as a money transmitter financial institution, is strictly regulated both at the state and federal level, and we do not believe that the Coro money transmission mobile application, as revised, lends itself to the creation of an unregulated investment platform in need of securities regulatory oversight.

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Exhibit A

Held in Trust (Segregated) trust has direct ownership but customers own beneficial interests in the trust and NOT direct ownership in physical gold Held in Trust (Allocated) Trust has direct ownership of gold Custodian has right of substitution but customers own beneficial interests in the trust and NOT direct ownership in physical gold Held in Trust (Unallocated) pool of gold Trust only has a claim on gold and customers only have beneficial interests in the trust thus 2 layers in between customers and gold and NOT direct ownership Security Security Security Unallocated Pool of gold that is non - specified and interchangeable claim on gold, NOT direct ownership Commodity Personal Possession Customers buy gold and direct ownership, personal custody Commodity Segregated Rare gold collectible coins are stored for customers individually, direct ownership via bailment Allocated Specific bars identified for customers, custodian has right of substitution, direct ownership via bailment Commodity Commodity

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